

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Wenxi He
Chief Executive Officer
Metal Sky Star Acquisition Corp
221 River Street, 9th Floor
Hoboken, NJ 07030

> **Re: Metal Sky Star Acquisition Corp**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 3, 2024**
> **File No. 001-41344**

Dear Wenxi He:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2024 letter.

Revised Preliminary Proxy Statement on Schedule 14A
Questions and Answers About the Meeting
Q. Why is the Company proposing the Extension Proposal and the Trust Amendment Proposal?, page 2

1.   We note your revised disclosure in response to prior comment 1. As previously stated, please revise this Q&A and in Proposal 1:
   - To clearly state the automatic redemption date as calculated using the method described in your Amended and Restated Articles of Association; and
   - To disclose any steps the board has taken towards the Automatic Redemption, or clarify if the board has taken no steps.

     Please also revise or advise, here, and elsewhere as appropriate, to disclose whether there have been any material developments in your business combination search and/or negotiation process. In this regard, we note your revised disclosures on page 2 and elsewhere that you "are in the process of searching for an alternative target and negotiating a business combination with various targets," and that your board "has determined that it is in the best interests" of your shareholders to proceed with the extension "because [you] are in the process of searching for an alternative target and negotiating a business combination with various targets."

Risk Factors
Extending the deadline for completing our initial business combination . . ., page 14

2.   We acknowledge your revised disclosures in response to prior comment 2. Please expand your risk factor disclosure to more specifically address the risks to you of not complying with the automatic redemption requirement under Article 36.2 of the Amended and Restated M&AA, and the inconsistency with your IPO prospectus disclosure that is noted in this risk factor. Please also remove all mitigating language from your risk factor disclosure. By way of example only, we note the following disclosures:

- "[S]ome shareholders may view the proposed Extension as inconsistent with our initial commitment set forth in the prospectus of our IPO filed on April 4, 2022, and Article 36.2 of the Amended and Restated M&AA"; and

- "In order to minimize any potential loss to the shareholders, the Sponsor and/or its affiliates deposited $50,000 to the Trust Account on August 8, 2024, and September 3, 2024, respectively."

We may be in technical breach of our Investment Management Trust Agreement . . ., page 14

3.   We note your revised disclosure in response to prior comment 4, including your addition of this risk factor. As previously stated, please revise to disclose any discussions you have had with the trustee regarding its obligations under the Investment Management Trust Agreement, including to commence liquidation of the trust account within two business days following the "date which is the later of (1) August 5, 2024 and (2) such later date as may be approved by the Company's shareholders in accordance with the Company's amended and restated memorandum and articles of association, if a Termination Letter has not been received by the Trustee prior to such date." To the extent no discussions have occurred, please revise your disclosure to so state.

4.   We note your risk factor disclosure that you "may be in technical breach of [y]our Investment Management Trust Agreement" and that "[t]he Board understands that the failure to complete a business combination by August 5, 2024, would trigger the liquidation of the Trust Account" under this agreement. Please revise or advise as to the apparent inconsistency of these disclosures. Please also remove all mitigating language from your risk factor disclosure. By way of example only, we note the following disclosures:

- "We may be in technical breach of our Investment Management Trust Agreement";

- "the IMTA may be technically breached"; and

- "Furthermore, the Board reasonably believes that the shareholders are not disadvantaged because the Sponsor and/or its affiliate has deposited $50,000 to the Trust Account on August 8, 2024, and September 3, 2024, respectively, to minimize potential loss and cover the short gap between the Automatic Redemption and the redemption option available to shareholders at the Extraordinary General Meeting."

<u>Nasdaq may delist our securities from trading on its exchange . . ., page 15</u>

5.   We note your revised disclosure in response to prior comment 5. Please expand your risk factor disclosure to also address the notice received from Nasdaq on September 5, 2024. We note that one of the three notices you have received from Nasdaq relates to your noncompliance with the requirement to have at least 400 public holders for continued listing on the Nasdaq Global Market. Please revise your disclosures to explain how you intend to address this noncompliance, and specifically address the issue that some of your shareholders may seek to redeem their shares in connection with your proposal to extend your termination date.

<u>General</u>

6.   We note your revised disclosure in response to prior comment 3, including that "the failure to complete a business combination by August 5, 2024, would trigger an automatic redemption." Please revise the disclosure throughout your proxy statement to clarify that (1) your failure to complete a business combination by August 5, 2024 has, in fact, triggered the automatic redemption requirement under Article 36.2 of the Amended and Restated M&AA and (2) you have not complied with this automatic redemption requirement under Article 36.2. Please also revise to specifically highlight that you did not file this preliminary proxy statement to seek to extend the termination date until after the August 5, 2024 termination date had already passed, and to explain why you did not seek to extend such deadline for completing an initial business combination before it passed.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Lawrence Venick